Exhibit 99.1

Green Circle Decarbonize Technology Limited Issues Statement Regarding Unusual Market Activity

Hong Kong, March 9, 2026 – Green Circle Decarbonize Technology Limited (the “Company” or “Green Circle”) (NYSE: GCDT), a Cayman Islands holding company that, through its Hong Kong subsidiary, Boca International Limited, develops and manufactures Phase Change Material (PCM-TES) storage systems designed for cooling and heating applications, today announced that the New York Stock Exchange (“NYSE”) contacted the Company in accordance with its usual practice regarding recent trading activity in the Company’s ordinary shares.

The Company’s policy is not to comment on unusual market activity or market speculation. However, in response to the NYSE’s inquiry, the Company confirms that it is not aware of any material undisclosed developments regarding its business or operations that would account for the recent trading activity in its ordinary shares.

From time to time, the Company evaluates potential strategic initiatives and financing opportunities in the ordinary course of business. The Company cannot comment on market speculation or potential transactions, and there can be no assurance that any such transaction will occur. The Company does not intend to comment further unless disclosure is required under applicable securities laws or NYSE rules.

The Company will continue to monitor trading in its securities and will promptly disclose any material information if and when required under applicable securities laws and the NYSE Listed Company Manual.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com